Exhibit 99.3

STEAKHOLDER FOODS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Arik Kaufman and Moran Attar, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Steakholder Foods Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at 5 David Fikes St., Rehovot, Israel 7632805, on Wednesday, October 11th, 2023 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

STEAKHOLDER FOODS LTD.

TO BE HELD ON OCTOBER 11, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve our compensation policy;

☐      FOR          ☐    AGAINST          ☐     ABSTAIN

1a.	Please confirm that you are neither a Controlling Shareholder* nor have a Personal Interest* in the approval of resolution 1.

☐     YES     ☐     NO

2.	To approve the compensation payable to our current and future directors;

☐      FOR          ☐    AGAINST          ☐     ABSTAIN

3.	To approve a form of indemnification agreement for our office holders.

☐      FOR          ☐    AGAINST          ☐     ABSTAIN

*	as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.